1 Strictly Confidential. Do Not Duplicate or Distribute. As of July 24, 2014 - Version 19 The Case, Candidates and Plan for Change November 2015 www.RedesignEthanAllen.com Re - Design

2 Strictly Confidential. Do Not Duplicate or Distribute. Re - Design Ethan Allen “Shareholders could fairly ask why the company got around to corporate housekeeping only after Sandell appeared” Dealpolitik: “When Archaic Takeover Defenses Get in the Way” by Ronald Barusch , The Wall Street Journal, 10/1/15

3 Strictly Confidential. Do Not Duplicate or Distribute. THIS PRESENTATION WITH RESPECT TO ETHAN ALLEN INTERIORS INC. (“ETHAN ALLEN” or “ETH ” or THE “COMPANY”) IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR PARTICULAR N EED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF SANDELL ASSET MANAGEMENT CORP. (“SAMC”), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION AND SAMC ANALYSES. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC BY THE COMPANY OR OTHER COMPANIES CONSIDERED COMPARABLE, AND FROM OTHER THIRD PARTY REPORTS. SAMC HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM A THIRD PARTY. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NOTHING HEREIN SHOULD BE CONSTRUED AS LEGAL ADVICE OR TAX ADVICE. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT SAMC BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. SAMC RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. SAMC DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY. PRIVATE INVESTMENT FUNDS ADVISED BY SAMC AND ITS AFFILIATES CURRENTLY HOLD SHARES OF COMMON STOCK OF THE COMPANY. SAMC MANAGES INVESTMENT FUNDS THAT ARE IN THE BUSINESS OF TRADING – BUYING AND SELLING – PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE SAMC AND/OR ONE OR MORE OF THE INVESTMENT FUNDS IT MANAGES, FROM TIME TO TIME (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), TO SELL ALL OR A PORTION OF THEIR SHARE S (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES. SAMC AND SUCH INVESTMENT FUNDS ALSO RESERVE THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO THEIR INVESTMENTS IN THE COMPANY AS THEY MAY DEEM APPROPRIATE, INCLUDING, BUT NOT LIMITED TO COMMUNICATING WITH MANAGEMENT OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY AND OTHER INVESTORS AND THIRD PARTIES. Disclaimer

4 Strictly Confidential. Do Not Duplicate or Distribute. Ethan Allen – “America’s Classic Design Brand”

5 Strictly Confidential. Do Not Duplicate or Distribute. Ethan Allen Interiors Inc. – Company Overview Ŷ Ethan Allen Interiors Inc . (“Ethan Allen” or the “Company”) (NYSE : ETH), a company named after the American Revolutionary War soldier and statesman, is a truly iconic American branded manufacturer and retailer of home furnishings that was founded in 1932 Ƈ The Company sells it products through a global network of 299 retail design centers, of which 144 are Company operated and 155 are operated by independent retailers ; Ethan Allen manufactures approximately 70 % of the products sold by the Company in eight wholly - owned North American manufacturing facilities Ƈ Of the Company’s $ 755 million in Fiscal 2015 revenue, $ 469 million was through its wholesale segment and $ 580 million was through its retail segment, with $ 295 million of inter - segment sales eliminations Source: Bloomberg (as of 10/29/15); SEC filings ($ in millions except per share) Stock Price $27.34 Shares Outstanding 28.4 Market Value $776.9 Add: Debt 75.5 Less: Cash and Securities (87.0) Enterprise Value $765.4 FY 2015 Revenue $754.6 FY 2015 EBITDA $89.6 FY 2015 EPS $1.41 EV/FY2015 EBITDA 8.5

6 Strictly Confidential. Do Not Duplicate or Distribute. The Problem in a Nutshell “ We run it like a private company” -- Farooq Kathwari October 5, 2015 conference call with Farooq Kathwari, Corey Whitely, Tom Sandell and Richard Mansouri

Executive Summary – Situation Overview

- Sandell has beneficial ownership of 5.5% of Ethan Allen, which makes us one of the Company's largest shareholders
- We believe that the Company's stock price does not reflect the significant value associated with the assets that constitute Ethan Allen, not least of which is the Company's iconic brand name
- Based on the extensive research that we have conducted regarding Ethan Allen, which includes discussions with various industry experts as well as former employees, we have come to the conclusion that the many issues plaguing the Company and ultimately responsible for its poor stock price performance can be traced to one root cause: **Poor corporate governance**
- Ethan Allen shareholders have suffered material and sustained long-term stock price underperformance versus a host of its peers as well the general market over almost every time period studied:

Ethan Allen Total Shareholder Return (TSR) Compared to:

	1-Year	3-Year	5-Year	10-Year
Home Furnishing Peers	-15.6%	-92.4%	-272.3%	-115.5%
Proxy Peers (2014)	-10.6%	-62.3%	-125.2%	-118.6%
Proxy Peers (2015)	-8.8%	-68.7%	-137.5%	-97.1%
Russell 2000	3.6%	-19.9%	-6.1%	-114.8%
S&P 500	3.6%	-21.7%	-5.2%	-109.2%

Source: Bloomberg (as of 7/8/15, the day prior to media reports of private equity interest.) Home Furnishing Peers include BSET, HVT, LZB, PIR, RH, and WSM. Proxy Peers (2014) include BSET, HVT, HNI, KNL, LZB, MLHR, PIR, RL, SCS, SCSS, TPX, TIF, WSM. Excludes CPWM and SKS due to their acquisition in 2012 and 2013, respectively, and FBN due to its bankruptcy in 2013. Proxy Peers (2015) include BSET, DXYN, FLXS, KIRK, TUMI, HVT, KNL, SCSS, KATE, KBAL, LZB, RH, PIR, MLHR, HNI, SCS, TPX.

7 | Strictly Confidential: Do Not Duplicate or Distribute

SANDELL
CASTLERIGG INVESTMENTS

8 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary – Many Troubling Issues ■ There are several issues associated with Ethan Allen that we believe can be traced to a stale and outmoded way of thinking about operations and finance Ƈ Central to Ethan Allen’s underperformance is the Company’s inability to grow revenue post the “Great Recession” of 2008 - 2009 Ɣ The Company has dramatically underperformed its peers in terms of revenue growth, losing market share to much more progressive peers such as Restoration Hardware and Williams - Sonoma (Pottery Barn) Ɣ Ethan Allen’s merchandising efforts have not been embraced by consumers, reflecting a Company whose retailing strategy has not evolved Ɣ The Company has an insignificant online presence, currently estimated at less than 5 % of its revenue Ƈ Ethan Allen has a vast portfolio of real estate assets with an estimated value of approximately $ 450 million (1) and management has refused to take any steps to unlock this trapped value Ɣ The Company’s extensive real estate portfolio throughout North America includes a well - diversified owned - store footprint as well as numerous non - retail properties such as many manufacturing facilities, an elaborate corporate HQ building, and a 200 - room hotel and conference center Ƈ The Company, in our opinion, has maintained an inefficient balance s heet for years Ɣ As of June 30 , 2015 the Company actually had negative net debt . Only after our public condemnation did the Company announce that it was seeking to raise incremental debt financing (1) Represents the midpoint valuation of all of the Company’s properties pursuant to valuation performed for Sandell by an independent commercial real estate services firm, as further described elsewhere in this presentation.

9 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary – Poor Corporate Governance ■ We believe that the preceding issues and the abysmal stock price performance associated with these issues can be traced back to one over - arching problem : Poor corporate governance Ƈ The Company has a stale board that in our opinion has contributed to a dangerous level of complacency Ɣ The average Director tenure prior to our active engagement with the Company was 14 . 4 years and four of the seven Directors had served on the board for more than 10 years each, with three of the four serving for more than 20 years Ƈ Ethan Allen has an entrenched board enabled by a truly outrageous “dead - hand” provision that has been in existence for 22 years Ɣ The Company’s Certificate of Incorporation contains what we believe is an archaic and indefensible governance policy that has allowed Farooq Kathwari and certain other Directors to entrench themselves and serves to undermine the most basic right of shareholders, namely the right to be represented by directors that are empowered by and accountable to the shareholders . Only due to our efforts is the Company taking steps to address this issue Ɣ The Company also had a “dead hand” provision in their credit agreement, and Mr . Kathwari did not know the difference between it and the one in the Certificate of Incorporation even after we raised the issue Ƈ The Company is led by an “Imperial CEO” who at 71 years of age has run the Company for 27 years with no defined succession plans Ɣ Farooq Kathwari, who is 71 years old, has run the Company for the last 27 years with an apparent vise - like grip on the executive suite, serving as Chairman, CEO and President of the Company, and the Board has not made known any succession plans for Mr . Kathwari indicating a major failure in its governance responsibilities to ensure management continuity Ɣ In an incomprehensible act, apparently rather than developing succession plans, the Board very recently saw fit to grant Mr . Kathwari a new employment agreement with a lengthy five - year term, extendible to seven years

10 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ In our opinion, Ethan Allen desperately needs a new and improved Board of Directors that can bring fresh perspective and new ideas to the Company Ŷ The following Director candidates together possess very relevant skills in many key functional areas, who we believe will be able to implement significant, value - creating change consistent with their fiduciary duties Executive Summary – Candidates for Change Edward Glickman – Former President of Penn REIT Kathy Herbert – Former EVP of Human Resources at Albertson’s Richard Mansouri – Managing Director at Sandell Asset Management Annelise Osborne – SVP at Moody’s Investor Service Ken Pilot – Former President of ABC Carpet & Home Alex Wolf – Former Managing Director at Cerberus Capital Management

11 Strictly Confidential. Do Not Duplicate or Distribute. Executive Summary – Action Plan ■ The preceding candidates, if elected and in accordance with their independent judgment and fiduciary duties, would work together to oversee a comprehensive action plan in order to enhance shareholder value Ŷ We believe such an action plan would contemplate change across three key areas : Retailing Finance Governance

12 Strictly Confidential. Do Not Duplicate or Distribute. Poor Shareholder Returns – A Note on Peers ■ While the Company has under - performed its selected peer group according to both the Company’s 2014 and 2015 proxy statements, the list at the right was chosen to include comparable companies that are primarily involved in the sale of home furnishings as opposed to the sale of office furniture or bedding/mattresses Ŷ We refer to these peers as “Home Furnishing Peers” Ŷ Of these Home Furnishing Peers, the two often cited that we believe are the prime competitors to Ethan Allen are Restoration Hardware and Williams - Sonoma (Pottery Barn) Source: Bloomberg (as of 10/29/15). Enterprise Value (EV) is to LTM EBITDA with Haverty adjusted for pension settlement expense and Restoration Hardware adjusted for stock - based compensation expense. ($ in millions) Market EV to Company Value Revenue EBITDA Basset Furniture $354 $341 8.7 Haverty Furniture $523 $768 7.0 La-Z-Boy $1,453 $1,425 9.1 Pier 1 $649 $1,866 6.8 Restoration Hardware $4,096 $1,867 17.5 Williams Sonoma $6,631 $4,699 11.6 Average 10.1

13 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The following illustrates in graphic detail the Company’s absolute stock price performance over an extended time period spanning the last 10 years Stock Price: Absolute Performance Source: Bloomberg (as of 7/8/15, the day prior to media reports of private equity interest ) Price lower than 10 years ago

14 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The following illustrates in graphic detail the Company’s performance as it relates to total shareholder return versus variou s sets of peers, and relevant indices, over the last 10 years Stock Price: Relative Performance Source: Bloomberg (as of 7/8/15, the day prior to media reports of private equity interest). Home Furnishing Peers include BSET, HVT, LZB, PIR, RH, WSM. Proxy Peers (’14) include BSET, HVT, HNI, KNL, LZB, MLHR, PIR, RL, SCS, SCSS, TPX, TIF, WSM. Excludes CPWM and SKS du e to their acquisition in 2012 and 2013, respectively, and FBN due to its bankruptcy in 2013. Proxy Peers (’15) include BSET, DXY N, FLXS, KIRK, TUMI, HVT, KNL, SCSS, KATE, KBAL, LZB, RH, PIR, MLHR, HNI, SCS, TPX.

15 Strictly Confidential. Do Not Duplicate or Distribute. Summary Underperformance Ŷ Ethan Allen shareholders have suffered years of underperformance versus the Company’s own selected proxy peers and other home furnishing peers, along with the broader market, over almost every time period analyzed Ethan Allen Total Shareholder Return (TSR) Compared to: 1-Year 3-Year 5-Year 10-Year Home Furnishing Peers -15.6% -92.4% -272.3% -115.5% Proxy Peers (2014) -10.6% -62.3% -125.2% -118.6% Proxy Peers (2015) -8.8% -68.7% -137.5% -97.1% Russell 2000 3.6% -19.9% -6.1% -114.8% S&P 500 3.6% -21.7% -5.2% -109.2% Source : Bloomberg (as of 7 / 8 / 15 , the day prior to media reports of private equity interest) . Home Furnishing Peers include BSET, HVT, LZB, PIR, RH, and WSM . Proxy Peers (2014) include BSET, HVT, HNI, KNL, LZB, MLHR, PIR, RL, SCS, SCSS, TPX, TIF, WSM . Excludes CPWM and SKS due to their acquisition in 2012 and 2013 , respectively, and FBN due to its bankruptcy in 2013 . Proxy Peers (2015) include BSET, DXYN, FLXS, KIRK, TUMI, HVT, KNL, SCSS, KATE, KBAL, LZB, RH, PIR, MLHR, HNI, SCS, TPX .

Underperformance Matrix – 1 Year, 3 Years

- We have analyzed the Company's underperformance over several time periods, using several specific dates of reference:
  - July 8, the day prior to media reports of private equity interest (and one week prior to Tom Sandell's Ethan Allen presentation at the CNBC Delivering Alpha Conference)
  - August 13, the day before Sandell sent public letter noting its 5.5% ownership interest in Ethan Allen
  - September 14, the day before Sandell nominated its slate of Director candidates
  - October 29, the day approximating current prices

Underperformance Matrix - 1 Year Ended on the Following Dates:

	Ethan Allen Relative TSR Versus:			
	7/8/2015	8/13/2015	9/14/2015	10/29/2015
Home Furnishing Peers	-15.6%	8.3%	-3.4%	-23.5%
Proxy Peers (2014)	-10.6%	16.3%	10.7%	-9.4%
Proxy Peers (2015)	-8.8%	15.8%	11.3%	-9.6%
Russell 2000	3.6%	27.6%	23.0%	-4.0%
S&P 500	3.6%	25.3%	23.4%	-8.4%

Underperformance Matrix - 3 Years Ended on the Following Dates:

	Ethan Allen Relative TSR Versus:			
	7/8/2015	8/13/2015	9/14/2015	10/29/2015
Home Furnishing Peers	-92.4%	-59.4%	-51.7%	-74.4%
Proxy Peers (2014)	-62.3%	-31.3%	-22.9%	-68.7%
Proxy Peers (2015)	-68.7%	-41.5%	-33.2%	-76.6%
Russell 2000	-19.9%	-3.9%	-6.1%	-49.8%
S&P 500	-21.7%	-4.5%	-8.6%	-57.4%

Source: Bloomberg. Home Furnishing Peers include BSET, HVT, LZB, PIR, RH, and WSM. Proxy Peers (2014) include BSET, HVT, HNI, KNL, LZB, MLHR, PIR, RL, SCS, SCSS, TPX, TIF, WSM. Excludes CPWM and SKS due to their acquisition in 2012 and 2013, respectively, and FBN due to its bankruptcy in 2013. Proxy Peers (2015) include BSET, DXYN, FLXS, KIRK, TUMI, HVT, KNL, SCSS, KATE, KBAL, LZB, RH, PIR, MLHR, HNI, SCS, TPX.

16 | Strictly Confidential. Do Not Duplicate or Distribute.

SANDELL CASTLERIGG INVESTMENTS

Underperformance Matrix – 5 Years, 10 Years

- Ethan Allen shareholders have suffered significant long-term underperformance

Underperformance Matrix - 5 Years Ended on the Following Dates:

	Ethan Allen Relative TSR Versus:			
	7/8/2015	8/13/2015	9/14/2015	10/29/2015
Home Furnishing Peers	-272.3%	-152.8%	-165.1%	-127.4%
Proxy Peers (2014)	-125.2%	-60.8%	-70.1%	-142.0%
Proxy Peers (2015)	-137.5%	-79.9%	-83.0%	-80.2%
Russell 2000	-6.1%	31.8%	25.9%	19.2%
S&P 500	-5.2%	29.6%	23.5%	1.9%

Underperformance Matrix - 10 Years Ended on the Following Dates:

	Ethan Allen Relative TSR Versus:			
	7/8/2015	8/13/2015	9/14/2015	10/29/2015
Home Furnishing Peers	-115.5%	-94.3%	-101.6%	-127.4%
Proxy Peers (2014)	-118.6%	-101.2%	-94.9%	-142.0%
Proxy Peers (2015)	-97.1%	-85.7%	-69.6%	-128.8%
Russell 2000	-114.8%	-94.5%	-83.4%	-109.0%
S&P 500	-109.2%	-92.9%	-80.3%	-112.0%

Source: Bloomberg. Home Furnishing Peers include BSET, HVT, LZB, PIR, RH, and WSM. Proxy Peers (2014) include BSET, HVT, HNI, KNL, LZB, MLHR, PIR, RL, SCS, SCSS, TPX, TIF, WSM. Excludes CPWM and SKS due to their acquisition in 2012 and 2013, respectively, and FBN due to its bankruptcy in 2013. Proxy Peers (2015) include BSET, DXYN, FLXS, KIRK, TUMI, HVT, KNL, SCSS, KATE, KBAL, LZB, RH, PIR, MLHR, HNI, SCS, TPX.

SANDELL
CASTLERIGG INVESTMENTS

17
Strictly Confidential: Do Not Duplicate or Distribute

18 Strictly Confidential. Do Not Duplicate or Distribute. Lackluster Revenue Performance Ŷ The following illustrates the Company’s lackluster performance in revenue generation over the last five years versus its peer s Source: Bloomberg ($ in millions) Revenue FY2010/ FY2011/ FY2012/ FY2013/ FY2014/ FY2011 FY2012 FY2013 FY2014 FY2015 CAGR Ethan Allen $679.0 $729.4 $729.1 $746.7 $754.6 2.7% % Growth 7.4% 0.0% 2.4% 1.1% Home Furnishing Peers Restoration Hardware $772.8 $958.1 $1,193.0 $1,551.0 $1,867.4 24.7% % Growth 24.0% 24.5% 30.0% 20.4% Bassett Furniture 235.3 253.2 269.7 321.3 340.7 9.7% % Growth 7.6% 6.5% 19.1% 6.0% Williams-Sonoma 3,504.2 3,720.9 4,042.9 4,387.9 4,698.7 7.6% % Growth 6.2% 8.7% 8.5% 7.1% Pier 1 Imports 1,396.5 1,533.6 1,704.9 1,771.7 1,865.8 7.5% % Growth 9.8% 11.2% 3.9% 5.3% Haverty Furniture 620.3 620.9 670.1 746.1 768.4 5.5% % Growth 0.1% 7.9% 11.3% 3.0% La-Z-Boy 1,187.1 1,231.7 1,273.9 1,357.3 1,425.4 4.7% % Growth 3.8% 3.4% 6.5% 5.0% Average % Growth 8.6% 10.4% 13.2% 7.8% 9.9%

19 Strictly Confidential. Do Not Duplicate or Distribute. EBITDA Follows Revenue Ŷ As can be seen, lagging revenue growth translates into lagging EBITDA growth Source: Bloomberg (1) Adjusted for stock - based compensation expense beginning fiscal year of IPO (2) Adjusted for pension settlement expense ($ in millions) EBITDA FY2010/ FY2011/ FY2012/ FY2013/ FY2014/ FY2011 FY2012 FY2013 FY2014 FY2015 CAGR Ethan Allen $53.9 $70.4 $86.8 $92.2 $89.6 13.5% % Growth 30.6% 23.3% 6.2% -2.8% Home Furnishing Peers Restoration Hardware $31.8 $61.3 $96.6 (1) $150.1 (1) $225.0 (1) 63.1% % Growth 92.8% 57.6% 55.4% 49.9% Bassett Furniture 1.3 1.1 11.6 16.5 22.4 103.7% % Growth -15.4% 954.5% 42.2% 35.8% Williams-Sonoma 489.9 515.5 550.6 604.8 657.1 7.6% % Growth 5.2% 6.8% 9.8% 8.6% Pier 1 Imports 127.4 171.8 233.5 221.3 178.0 8.7% % Growth 34.9% 35.9% -5.2% -19.6% Haverty Furniture 24.1 23.4 42.8 74.5 70.5 (2) 30.8% % Growth -2.9% 82.9% 74.1% -5.3% La-Z-Boy 55.2 73.2 93.4 117.3 125.1 22.7% % Growth 32.6% 27.6% 25.6% 6.6% Average % Growth 24.5% 194.2% 33.7% 12.7% 39.4%

20 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ Ethan Allen has faltered after the “Great Recession” and has fallen dramatically behind the average of its peers over the las t several years in terms of the key retailing operational metric of year - to - year revenue growth Revenue Growth Lagging Peers Source: Bloomberg Note : The averages denoted in the above graph refers to the average of the annual revenue growth of the Company’s home furnishing peers : Basset Furniture, Haverty Furniture, La - Z - Boy, Pier 1 , Restoration Hardware, and Williams - Sonoma .

21 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ Ethan Allen has witnessed compound annual revenue growth far below its peers over the last five years Revenue: Disappointing Long - Term Trends Ŷ The following chart graphically illustrates how so many years of poor revenue performance results in effective stagnation, as Ethan Allen’s revenue increased a mere 11% in aggregate over the last five years Source: Bloomberg

22 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ Ethan Allen has failed in its ability to generate e - commerce revenue and has an insignificant online presence Insignificant Online Presence Source : SEC filings and analyst estimates . Restoration Hardware’s 10 - K notes that in Fiscal 2014 , sales from products originating in its stores and its direct business each represented 50 % of net revenue, while Williams - Sonoma’s 10 - K indicates that e - commerce net revenue was 50 . 5 % of total net revenue in Fiscal 2014 . Ethan Allen’s e - commerce revenue is estimated at between 2% (Barington Research, 6 / 2 / 14 ) and 5% (Nomura, 7 / 16 / 14 ) . Ŷ More and more consumers are purchasing products on the internet and the great success that other companies have witnessed online is one explanation as to why Ethan Allen has struggled to grow revenue (“ Restoration Hardware (RH) and Williams Sonoma (WSM) are responsible for all the growth in the mid - high end furniture/accessory category” – Gabelli & Company, March 25, 2015)

23 Strictly Confidential. Do Not Duplicate or Distribute. The Importance of Online Revenue ■ T he importance of online revenue is articulated in the following passage, which projects that 50 % of all retail sales will take place online in the not - too - distant future “The store is far from dead, but for most retailers, it’s gasping . While the majority of retail sales still occur at the physical store, online transactions are escalating, with purchases made via mobile, tablets, desktops and other connected devices projected to increase by 60 % to $ 125 billion annually by 2018 , according to a recent report by Juniper Research 1 . At this rate, the retail industry soon will be a world of 50 : 50 . Fifty percent of retail sales taking place online, while the other half − a very significant reduction − will derive from brick - and - mortar . Sound implausible? While many take solace in reports which show on - line commerce under 10 % of revenues, these reports include behemoth Wal - Mart, and may be presenting a misrepresentation of the reality of the escalation - particularly for specialty stores, brands and chain stores . 50 : 50 will happen . And retail CEO’s and their Boards must take note and actions on the dynamic shift, as this mix of revenue, changes the entire economic model of retail permanently . This is something much bigger than omni - channel . ” “Digital Disruption: How to Survive in a World of 50:50” by The O Alliance, 10/6/15 (1) “Juniper: Mobile and Online Transactions to Reach $125 billion by 2018” in BizTechReports, 8/24/15

A Tale of Two Retailers

- Restoration Hardware's revenue five years ago was not materially different from Ethan Allen and has subsequently grown revenue dramatically



A Tale of Two Retailers
Revenue
$2,000.0
$1,800.0
$1,600.0
$1,400.0
$1,200.0
$1,000.0
$800.0
$600.0
$400.0
$200.0
$0.0
FY10/11
FY11/12
FY12/13
FY13/14
FY14/15
Fiscal Year
ETH
RH

- Restoration Hardware experienced the same "Great Recession" as Ethan Allen, yet was able to reinvent itself and re-position the Company for merchandising success. The following article from September of 2010, entitled "Restoration Hardware reinvents Itself" discusses the path that Restoration Hardware embarked upon:

> *Niche retailer Restoration Hardware is launching a fall collection at its redesigned "gallery" stores.*
>
> *"We've destroyed the previous iteration of ourselves, clearing the way to express our brand in a never-before-seen fashion," says Gary Friedman, chairman and co-chief executive officer. A statement about the relaunch is in a 56-page direct mail piece that went out in late August and is also on the company's redesigned Web site, which proclaims the retailer to be "reinvented, remodeled, reborn."*
>
> *Friedman calls the gallery stores "a complete re-conceptualization of the shopping experience and an artful expression of home furnishings in a gallery setting" for "an entirely new" Restoration Hardware.*

"Restoration Hardware Reinvents Itself" by Tanya Irwin in MediaPostNews, 9/10/10

Source: Bloomberg

SANDELL CASTLERIGG INVESTMENTS

24
Strictly Confidential: Do Not Duplicate or Distribute

25 Strictly Confidential. Do Not Duplicate or Distribute. 2015 Commentary ■ Note the following 2015 commentary regarding Restoration Hardware, which provides context for the dramatic revenue growth enjoyed by the company following its 2010 reinvention discussed on the previous page “It’s hard to believe that Restoration Hardware once was a typical mall retailer with nearly 100 stores . After exiting most of its ordinary chain store formats and totally “white boarding” a re - entry strategy, the rebranded RH reintroduced itself in 2012 as a luxury home furnishings company . Today the high - end retailer and “disruptive brand” showcases its upscale, curated selections in revolutionary stand - alone galleries, including a former Museum of Natural History, Historic Post Office and other artistic venues … RH’s intriguing Source Books, which replaced its monthly catalogs, and the brand’s website serve as virtual extensions and compelling circular tours of RH lifestyle interiors . The strategy proved successful : From an uncertain future in 2008 , RH net revenues in 1 Q 2015 alone experienced double - digit growth to $ 422 . 4 million . These results “exceeded our outlook and increased 15 % on top of a 22 % increase last year,” said Gary Friedman, RH Chairman and CEO, in a recent financial statement . [ 1 ] Overall results further demonstrated “the disruptive nature of the RH brand and the power of our multi - channel business model . ” RH’s seamless integration of stores, digital and Source Books creates a totally unique business model − one almost equally divided between the three . The stores both inspire and astonish . Customers are encouraged to “showroom,” take photos of inspirations and test the seating on a down - filled sofa . Highly - trained staff decorators and designers nimbly deploy touch screen tablets to aid purchase decisions, illustrate room layouts and check inventory in the distribution center and timing of special orders from suppliers . The entire supply chain and the stores are interconnected . There is no channel here − only Restoration Hardware − with nothing vanilla about it . ” “Digital Disruption: How to Survive in a World of 50:50” by The O Alliance, 10/6/15 (1) Restoration Hardware’s 1Q Fiscal 2015 earnings release

26 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The conclusion amongst the analytical community supports our belief that the Company’s stale and complacent approach to merchandising is responsible for Ethan Allen’s poor sales performance (emphasis added in the following commentary) “ Ethan Allen has been slow to change , in our view. The home furnishings industry is very competitive and many of Ethan Allen’s peers have improved their product assortment and have significantly reduced delivery times by carrying in - stock product” – Barrington Research, June 2, 2014 “The company really hasn’t participated in holiday gift giving purchases given its merchandise mix. In the past, it has missed sales opportunities due to lack of gift type merchandise, allowing competitors like Pottery Barn ( WSM ; MO Rate) and Crate and Barrel to take share” – Barrington Research, June 2, 2014 “ Ethan Allen has arguably been caught flat - footed versus changing consumer purchasing tendencies” - Gabelli & Company, June 9, 2014 “ The higher end consumer is doing relatively well yet Ethan Allen has grown its revenues only 2% in total over the last two years and most of that increase is simply due to owning more retail distribution versus real growth” – Stifel, July 24, 2014 “ Restoration Hardware (RH) and Williams Sonoma (WSM) are responsible for all the growth in the mid - high end furniture/accessory category” – Gabelli & Company, March 25, 2015 “We are less certain whether [Ethan Allen’s] store locations, image/brand, and marketing can attract a sufficient number of new customers , particularly the millennials” – Stifel, September 16, 2015 “ETH is in a difficult competitive environment, with Restoration Hardware and Williams - Sonoma driving all the growth in the mid - high price segment” – Gabelli & Company, September 17, 2015 Analyst Commentary

27 Strictly Confidential. Do Not Duplicate or Distribute. “ Ethan Allen is set to deliver a 4 th consecutive quarter of weak sales despite the benefit of strong retail and wholesale backlogs heading into the quarter” – Dougherty & Company, October 20, 2015 “ETH’s results have been volatile in recent quarters, and the Company has posted only modest sales growth in the past three years ” – KeyBanc , October 27, 2015 “We are reiterating our belief that the company’s soft written sales results were largely specific to Ethan Allen …We remain optimistic on the Home Furnishings environment, and continue to expect strong 3Q results from RH and WSM ” – Nomura, October 27, 2015 “Financing offers have proliferated, and yet sales growth has been relatively sluggish …We think the largest culprit is Restoration Hardware . This company has captured the high end consumer’s attention with its distinct style, its grandiose stores, and its omni - channel prowess” – Stifel , October 28, 2015 “A primary reason for the company’s lagging growth is the relatively low level of e - commerce penetration , estimated to be just 2% to 5% of sales…We view this as the largest opportunity for the company LT but note that the company still does not have a senior executive dedicated to running the platform ” – Dougherty & Company, October 28, 2015 Analyst Commentary (cont’d)

28 Strictly Confidential. Do Not Duplicate or Distribute. Diversion of Focus ■ Ethan Allen manufactures 70 % of the furniture it sells in its wholly - owned North American manufacturing plants ■ Ethan Allen estimates that its manufacturing plants are currently operating at only 71 % capacity Ŷ Restoration Hardware, and to a very large degree, Williams - Sonoma, rely on third - party contract manufacturing, allowing them to focus their efforts on generating revenue “During fiscal 2014 we did not own or operate any manufacturing facilities; instead we contracted with third - party vendors for the manufacture of our merchandise.” Restoration Hardware 10 - K for the fiscal year ended 1/31/15 “We basically contract manufacture the vast amount of what we sell.” Telephonic conversation with Investor Relations at Williams - Sonoma, 10/12/15 ■ We believe the approach that Ethan Allen is taking runs counter to the prevailing retailing trends that stress the need to simplify and focus one’s talent, resources, and capital on providing a customer - centric retailing experience

29 Strictly Confidential. Do Not Duplicate or Distribute. Perplexing Decision Rent EBITDAR Revenue EBITDA Expense EBITDAR Margin Ethan Allen $754.6 $89.6 $28.3 $117.9 15.6% Williams-Sonoma 4,698.7 657.1 222.9 880.0 18.7% Restoration Hardware 1,867.4 225.0 83.6 308.6 16.5% Average 17.6% ■ Aside from the trend towards competitor reliance on outsourced products, we are perplexed by Farooq Kathwari’s refusal to unlock the value associated with its manufacturing facilities ■ If the Company has consciously decided to continue manufacturing 70 % of the furniture it sells, then by definition Ethan Allen is signaling that it intends to continue operating its manufacturing facilities . There is an active market of real estate financing sources willing to ascribe value to operational industrial assets Ŷ On September 29 , 2015 , the Company announced that it is spending $ 15 million to expand its manufacturing operations in Mexico by building a 300 , 000 square foot facility adjacent to its existing 260 , 000 square foot facility and has invested another $ 5 million on improvements to its North Carolina manufacturing facilities . This is clear evidence of the Company’s intent to continue operating its manufacturing facilities . At minimum, then, we believe the Company should assess options that might unlock the value associated with these assets ■ The following illustrates the lower EBITDAR margin realized by Ethan Allen versus its two often - cited retailing competitors that rely on out - sourcing Source: Bloomberg and SEC Filings. Restoration Hardware adjusted for stock - based compensation expense. Rent Expense is minimum rent and contingent rent less sublease income.

30 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ Ethan Allen has a vast portfolio of real estate assets encompassing retail , industrial , corporate , and hotel properties Real Estate Portfolio ▪ 70 owned retail stores Ɣ 53 wholly - owned retail stores Ɣ 17 owned retail stores subject to land leases ▪ Corporate Headquarters – 144,000 square feet, 18.0 acres of land ▪ Ethan Allen Hotel and Conference Center – 200 rooms, 5.4 acres of land ▪ Eight manufacturing facilities: Ɣ Four case goods plants – 1,731,000 square feet Ɣ Three upholstery furniture plants – 961,000 square feet Ɣ One home accessory plant – 295,000 square feet ▪ Two national distribution and fulfillment centers – 883,000 square feet Source: SEC Filings

31 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ Ethan Allen has several formats for its retail stores or design centers Real Estate - Retail

32 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The Ethan Allen Corporate Headquarters is a 144,000 square feet building that sits on 18.0 acres of land Real Estate - Corporate

33 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The Ethan Allen Hotel and Conference Center has 200 rooms and occupies 5.4 acres of land Real Estate - Hotel

34 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The Company owns eight manufacturing facilities occupying almost 3 million square feet of industrial space, as well as two distribution and fulfillment centers Real Estate - Industrial

35 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The following valuation was summarized based on estimates from an analysis conducted by CBRE, Inc. (CBRE is a global commercial real estate services firm with 372 offices in 44 countries that advised on approximately $285 billion of real esta te transactions in 2014). Unrecognized Real Estate Value Ŷ The average value of the many properties that comprise Ethan Allen’s vast real estate holdings is close to $450 million, almost 60% of the Company’s entire market value Source: Bloomberg; CBRE, Inc. analysis and internal estimates Value of Real Estate (Summary Table) ($ in millions) Value Average Low High Value Retail Stores (Owned) $221.1 $281.0 $251.0 Retail Stores (Ground-Leased) (Internal Estimate) 33.3 36.7 35.0 Corporate Headquarters 28.8 36.9 32.8 Hotel and Conference Center 14.7 17.6 16.1 Industrial Assets 96.6 130.0 113.3 Total $448.2 Market Value $776.9 % of Market Value 58%

36 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ Farooq Kathwari’s uses the same specious argument for refusing to monetize the Company’s vast real estate assets that we have heard CEOs seek refuge in before, namely his belief that the Company’s pursuit of a sale - leaseback or other form of real estate monetization would “limit its flexibility” Ŷ We believe his claimed concern regarding “flexibility” is misplaced, as he has stated that he will borrow through the incurrence of debt using real estate as collateral, which would subject Ethan Allen to many restrictions that are standard in any debt agreement . We are particularly concerned by the Company’s intent to use proceeds from the incurrence of this debt for the payment of a special dividend Ŷ The Company also has the ability to pursue the monetization of select retail properties without concerns regarding “flexibili t y,” as a comprehensive analysis of all retail stores could be made to determine the best stores for sale - leaseback versus those better suited for outright disposition and relocation Ŷ Another seeming excuse Mr . Kathwari makes when refusing to explore creative methods of unlocking value from the Company’s real estate is his belief that such methods would “restrict its continuing strategic repositioning of its retail footprint” without apparent consideration for other properties . As mentioned above, and as is clear from the valuation analysis on the previous page, there is significant value associated with the Company’s non - retail assets that we do not believe is being reflected in the stock price Ŷ What strategic value is associated with owning and operating a 200 - room hotel? Unconvincing Excuses

37 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ Our history as one of the largest investors in Bob Evans Farms, Inc. is an illustrative example of the value that can be extr a cted from a company’s non - retail real estate properties Ŷ While Bob Evans was primarily known as a restaurant chain with vast real estate holdings, including outright ownership (both l and and building) of 480 restaurants, it also owned its corporate headquarters, consisting of a 138K square foot main office building si tting on a 40 acre corporate campus, as well as several wholly - owned manufacturing facilities associated with its BEF Foods division Ŷ We had publicly called on Bob Evans to unlock the value of its vast real estate holdings and on May 28, 2015, Bob Evans annou n ced that it had retained CBRE to pursue the monetization of its corporate headquarters and two of its food manufacturing faciliti es Ŷ On September 1, 2015, Bob Evans announced that a sale - leaseback of its headquarters and select industrial properties would res ult in net proceeds of $85 million to $90 million Ŷ Based on the values delineated previously, Ethan Allen may be able to access up to $162.2 million from monetizing its non - retail real estate, which is over 20% of the Company’s market value: Non - Retail Real Estate - Bob Evans Case Study (a process to value creation now underway) Average Non-Retail Real Estate ($MM) Value Corporate Headquarters $32.8 Hotel and Conference Center 16.1 Industrial Assets 113.3 Total $162.2

Inefficient Balance Sheet

- For years, Ethan Allen has been operating with what we believe is a highly-inefficient balance sheet, with recent net leverage actually negative

	FY2011	FY2012	FY2013	FY2014	FY2015
Total Debt	$165.0	$154.5	$131.3	$130.9	$77.6
Less: Cash and Equivalents	(91.4)	(88.7)	(88.1)	(127.3)	(78.4)
Net Debt	$73.6	$65.8	$43.2	$3.6	($0.8)
EBITDA	$53.9	$70.4	$86.8	$92.2	$89.6
Net Debt/EBITDA	1.4	0.9	0.5	0.0	(0.0)

Source: Bloomberg

- On September 2, 2015, Ethan Allen announced that it intends to raise up to $250 million of long-term debt financing. (We are in fact troubled that the Company's planned usage of the proceeds derived from such financing may include the payment of a special dividend)
- We note that the Company's actions took place **only after the public release of our August 14 letter** to Farooq Kathwari, where we stated: "Along with the trapped capital associated with the Company's extensive real estate holdings is the Company's highly-inefficient balance sheet...That the Company continues to operate with net leverage below zero while Ethan Allen's stock trades at a price below where it was 10 years ago reflects an astonishingly unsophisticated fiscal policy that we believe is at odds with the fundamental precepts of modern corporate finance, a policy which is even more troubling when one considers that prevailing interest rates remain close to historical lows."

By trying to issue debt now, after several years of balance sheet inefficiency, and only after our public commentary, the Board is being reactive NOT proactive

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38 | Strictly Confidential: Do Not Duplicate or Distribute

A Stale Board – Before our Active Engagement

- The Ethan Allen Board of Directors (the "Board") consisted of many long-tenured Directors before our active engagement with the Company, with four Directors serving for over 10 years, and three of these four Directors serving for over 20 years

Director	Year Appointed	Age	Tenure (Years)
James B. Carlson (a)	2013	60	2
Clinton A. Clark	1989	73	**26**
John J. Dooner, Jr.	2011	67	4
Kristin Gamble	1992	69	**23**
M. Farooq Kathwari	1988	71	**27**
James W. Schmotter (b)	2010	68	5
Frank G. Wisner	2001	77	**14**
Average			**14.4 Years**

- So many long-tenured Directors can lead to a dangerous level of complacency. Indeed, the Board at Ethan Allen had various options completely within its control to materially enhance shareholder value and yet while the Company's share price has languished for years, the Board has failed to pursue these options

(a) James B Carlson has been a partner of the law firm Mayer Brown, LLP since 1998. We highlight a historical relationship between this law firm and Ethan Allen.
(b) Farooq Kathwari and his wife donated $1 million to Western Connecticut State University (WCSU) in March of 2015. James W. Schmotter was President of WCSU for 11 years, including at the time of this donation, and is currently President Emeritus of WCSU.

Source: SEC filings; article from Danbury News-Times

39 | Strictly Confidential. Do Not Duplicate or Distribute

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"Coincidental" Timing for Board Change

- It would seem that Ethan Allen "coincidentally" decided that it would add a new Board member shortly after our active engagement with the Company began in April of 2015, and decided to add another Board member shortly after we nominated our slate of candidates in September of 2015

New Board Member	Date Added
Domenick Esposito	July 21, 2015
Tara Stacom	September 29, 2015

- We believe this is a cynical attempt to belatedly address the over-tenured nature the Company's Board of Directors

- **We have no confidence whatsoever that these members will be able to effectively serve as a counter-weight to the will of Farooq Kathwari.** As an example we cite the very recent five year (extendible to seven years) employment agreement granted to 71-year old CEO Mr. Kathwari:

*"As of September 29, 2015, the Company's Compensation Committee approved **and the independent members of the Company's Board of Directors ratified**, subject to Stockholder approval of the incentive components at the 2015 annual meeting, the terms of the a new employment agreement, dated as of October 1, 2015 and effective as of July 1, 2015, between the Company and Mr. Kathwari (the "2015 Employment Agreement"). Pursuant to the 2015 Employment Agreement the Company agreed to continue to employ Mr. Kathwari and Mr. Kathwari agreed to remain as Chairman, President and Principal Executive Officer of the Company and Ethan Allen Global, Inc., for a period of approximately **five years, with two automatic one-year extensions** commencing on each of July 1, 2021 and July 1, 2022"* (emphasis added) – Ethan Allen 8-K dated 10/2/15

Again, this is another example of the Board being reactive NOT proactive

SANDELL CASTLERIGG INVESTMENTS

40
Strictly Confidential: Do Not Duplicate or Distribute

41 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The Company’s Certificate of Incorporation has contained for 22 years a truly outrageous entrenchment device, known as a “dead hand” provision . This provision, which is “Article Fifth” in the Certificate of Incorporation, can strip the rights of shareholder - elected Directors to approve business transactions if such Directors were elected following a shareholder owning more than 5 % of the Company’s stock Ŷ Excerpts of this provision, which to our mind is an archaic and truly indefensible governance policy, are included below (emphasis added) : In addition to any approval of the Board of Directors or stockholders, and satisfaction of any other conditions, required by the la ws of the State of Delaware or any other provision of this Certificate of Incorporation in effect at the time of the adoption or authorization of a Business Com bin ation, it shall be required for the adoption or authorization of a Business Combination with an Interested Person that the conditions set forth in each of the following paragraphs 1, 2 and 3 be fulfilled : 1 . Disinterested Directors . The Business Combination shall have been approved by a majority of directors who are Continuing Directors and are, with respect to such Interested Person, Disinterested Directors; and 2 . Proxy Statement . A proxy statement in accordance with the requirements of the Securities Exchange Act of 1934, as amended shall be mailed to th e stockholders of the Corporation for the purpose of soliciting stockholder approval of the Business Combination; and 3 . Stockholder Vote . The Business Combination shall be approved by the affirmative vote of the holders of at least 66 2/3 percent of those of th e o utstanding shares of stock generally entitled to vote which are not beneficially owned by such Interested Person . A " Continuing Director " means any member of the Board of Directors of the Corporation, while such person is a member of the Board of Directors, who wa s (a) a member of (or nominated to be a member of) the Board of Directors on April 1, 1993 or (b) was a member of the Board of Directors prior to the time that the Interested Person became an Interested Person, and any successor of a Continuing Director while such successor is a member of th e Board of Directors, who is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors . An " Interested Person " is any person who, as of the record date for the determination of stockholders entitled to notice of a proposed Business Combination and to vote thereon or consent thereto, or as of the date of any such vote or consent, or immediately prior to the consummation of the Business Combination, beneficially owns, directly or indirectly, 5 percent or more of the outstanding shares of stock generally entitled to vote . A Business Combination shall be deemed to be a " Business Combination with an Interested Person " if, in the case of a Business Combination described in clause (i) or (ii) of this subparagraph, it is a transaction with an Interested Person or any of its affiliates or associates or a transaction with another person which is caused by an Interested Person or any of its affiliates or associates or if it is a transaction described in clause (iii) or (iv) of this subparagraph . “Dead Hand” Entrenchment Provision

"Dead Hand" Entrenchment Provision (cont'd)

- The Company's "dead hand" provision allows Farooq Kathwari and the current Directors who were present on April 1, 1993, and only subsequent Directors that they themselves approved, to entrench themselves in a manner that gives them effective control over many types of business transactions, including a sale of the Company
- Taken to its logical extreme, **even if every single shareholder** wanted the Company to engage in any number of business transactions, only Farooq Kathwari, along with certain long-standing Board members and their chosen colleagues, would have the authority to approve any transaction resulting from actions taken or "caused" by a shareholder owning more than 5% of the Company
- This provision serves to undermine the most basic right of shareholders, namely the right to be represented by directors that are empowered by and accountable to the shareholders. **Only due to our efforts** is the Company taking steps to address this issue, 22 years after the fact
- The Wall Street Journal fairly characterizes Ethan Allen's dead hand provision as "archaic" in its article entitled "When Archaic Takeover Defenses Get in the Way"

> *"…Dead hand provisions were common in poison pills through most of the 1990s. Poison pills effectively prevent a hostile takeover or the accumulation of a large block of stock. The dead hand provision prevented the pills from being eliminated by directors elected in a proxy fight.*
>
> *They went out of fashion in 1998 after the Delaware Supreme Court ruled that they were illegal in poison pills. But there is some language in the decision that might give hope to the validity of dead hands, like Ethan Allen's, that are in a company's charter. Poison pills are contracts and lower on the corporate hierarchy of importance than charters. But even if there could be a technical legal argument of validity, dead hands feel dated and not particularly helpful.*
>
> *Now Ethan Allen is faced with either defending this 20-year-old provision, which probably won't do it any good in a proxy fight and could lose it votes, or asking shareholders to vote to remove it.* ***It already removed a dead hand provision from a credit agreement after Sandell surfaced.*** *Even if management supports the removal of the dead hand clause from the charter at the meeting at which Sandell is trying to replace a majority of the board, it will probably have the effect of emphasizing the issue to shareholders.* ***Shareholders could fairly ask why the company got around to corporate housekeeping only after Sandell appeared****…"* (emphasis added)

Dealpolitik: "When Archaic Takeover Defenses Get in the Way" by Ronald Barusch, The Wall Street Journal, 10/1/15

SANDELL
CASTLERIGG INVESTMENTS

42 | Strictly Confidential: Do Not Duplicate or Distribute

Oblivious to a Stunning Degree

- The Company's credit agreement had another "dead hand" provision which was removed **only after our public outcry**
- Farooq Kathwari's stated commentary illustrates how even he, the Chairman of the Company (and CEO and President), and presumably the rest of the Board, did not know the difference between what was in the credit agreement and what was in the Certificate of Incorporation, <u>even after</u> we raised the issue

> *"Kathwari said Wednesday he had been unaware of the clause until Sandell came out against it"*

The Danbury News-Times, 9/16/15

> *"Also, we were able to have **our credit facility lenders** modify a previous customary stipulation that with a change of control the lenders could potentially ask for payments for any outstanding loans under the facility, the so called "dead hand" provision. **I wasn't aware of all of these things**, but I called the bank; I said, "change it," and they made the amendment the same day."* (emphasis added)

Farooq Kathwari – Transcript from Investor Conference, 9/16/15

- The Delaware Chancery Court, in ruling on proxy puts, a very close analog to a "dead hand" provision, imparts authoritative wisdom that all Boards of Directors should heed

> *"Kallick, for his part, stresses that Jordan could not recall any discussion about whether to include the Proxy Put in the company's notes and admitted that the company derives no benefit from them. **This testimony implies that the board gave little or no consideration to the adoption of the Proxy Put. But, <u>boards have a duty to their stockholders to pay very close attention to provisions that affect the stockholder franchise</u>, such as Proxy Puts.** This court made this duty explicit in Amylin."* (emphasis added)

(*Kallick v. SandRidge Energy, Inc.*, 68 A.3d 242, 257 (Del. Ch. 2013))

SANDELL CASTLERIGG INVESTMENTS

43 | Strictly Confidential: Do Not Duplicate or Distribute

44 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ We believe Farooq Kathwari is the prototypical Imperial CEO, as he serves not only as CEO, but also as Chairman and President Ŷ This type of arrangement creates an inherent conflict of interest, leads to a reduction in management accountability, and lessens the independence and objectivity of the entire Board Ŷ Possibly more troubling is the fact that Kr . Kathwari, who at 71 years of age has run the Company for 27 years, has not made known any succession plans . We believe that Farooq Kathwari’s vise - like grip on all aspects of the executive suite poses a risk that the Board of Directors has seemingly failed to address . Furthermore, it is incomprehensible that the Board recently granted him a new employment agreement with a five - year term, extendible to seven years Ŷ Both the SEC as well as some of the leading governance authorities have stressed CEO succession planning as possibly the most important responsibility of a company’s board of directors An “Imperial” CEO with No Known Plans for Succession We believe the Board has failed in perhaps its most critical role of ensuring management continuity “ One of the board’s key functions is to provide for succession planning so that the company is not adversely affected due to a vacancy in leadership . Recent events have underscored the importance of this board function to the governance of the corporation . We now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day - to - day business matter of managing the workforce . ” (emphasis added) -- Division of Corporation Finance, Securities and Exchange Commission, Staff Legal Bulletin No . 14 E, October 27 , 2009 “CEO Succession Planning : The board should approve and maintain a detailed CEO succession plan and publicly disclose the essential features in the proxy statement . An integral facet of management succession planning involves collaboration between the board and the current chief executive to develop the next generation of leaders from within the company’s ranks . Boards therefore should : (1) make sure that board leadership development programs are in place generally ; and (2) carefully identify multiple candidates for the CEO role specifically, well before the position needs to be filled . ” (emphasis added) -- Council of Institutional Investors, Policies on Corporate Governance, Updated April 1, 2015

45 Strictly Confidential. Do Not Duplicate or Distribute. “ We run it like a private company” -- Farooq Kathwari Damning Commentary October 5, 2015 conference call with Farooq Kathwari, Corey Whitely, Tom Sandell and Richard Mansouri

46 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ We believe our nominees should embrace an action plan plan that contemplates change across three key areas – Retailing, Finance and Governance Action Plan Retailing Ɣ Increase revenue through re - branding efforts and the pursuit of enhanced on - line and alternative sales channel initiatives, select pricing changes, product offering enhancement and strategic market expansion Finance Ɣ Unlock trapped capital in both retail and non - retail real estate assets; Pursue and maintain optimized capital structure Governance Ɣ Modernize governance practices; Ensure appropriate management succession plans 1

47 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ We believe that the Ethan Allen brand name has great resonance with consumers, yet existing management has failed to capitalize on the multivariate opportunities that exist to derive value from the brand equity associated with the Company’s iconic name. As such, we believe the Company should: » Take the “core DNA” of the Ethan Allen brand name and enhance its image to become a more aspirational brand. One way is to accentuate the high quality of the Company’s product offerings » Bring in celebrated design talent and produce limited collections associated with select designers (by analogy, H&M collaborated with Karl Lagerfeld and Target developed a Missoni collection; Ethan Allen could do the same with renowned artisan designers) » Leverage the best of new design collections to elevate and expand the brand into areas adjacent to home design » Pursue branded opportunities with select hospitality chains, offering them the opportunity to market premium suites with Ethan Allen furniture » People will pay more, sometimes substantially more, if the quality of merchandise is high and it is perceived to be exclusive or of limited supply Retailing: Re - Branding Opportunities “I am intimately familiar with Ethan Allen and believe in the great potential inherent in the Company’s iconic brand name . I have over 30 years experience in retail and spent the last five years as President of ABC Carpet & Home overseeing a remarkable turnaround in its profitability and sales . I see numerous opportunities to elevate the Ethan Allen brand name and bring about a much more modern approach to business including an expansion of the Company’s on - line capabilities and many other initiatives to drive increased revenue . If elected, I look forward to working with the entire Board to implement an action plan designed to re - position Ethan Allen for modern relevance . ” - Ken Pilot, Director Nominee

48 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ We believe there may be several near - term opportunities for the Company to pursue in order to drive increased revenue and associated EBITDA. Note that this analysis does not include any longer - term revenue potential from re - branding opportunities, which as discussed may be significant Retailing: Driving Increased Revenue Opportunity Financial Impact (EBITDA $MM) Risk Overview Pricing $44 • Can test pricing changes before broad roll - out – limited customer risk • Some cost in defining and implementing pricing approach Sales Channels $9 • Potential significant investment needs to integrate / optimize channels (internet, mobile, catalog / print, etc ) Store Expansion $12 • Exposure to long - term lease • Capital needs to open new store Offering Expansion $3 • Costs associated with new product development • Can test across channels before broad roll - out investments

49 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ There would appear to be many opportunities or levers to increase revenue Retailing: Driving Increased Revenue Opportunity / Value Lever Financial Opportunity ($MM) (% of FY2015 ) Comments Revenue EBITDA Pricing $44 (6%) $44 (49%) • Based on capturing 10% of pricing differential as compared to Restoration Hardware Broaden Sales Channels $76 (10%) $9 (10%) • Based on 15% revenues from direct channels – 10% above current rate • Opportunities to integrate channels and streamline messages to target customers Store Expansion $100 (13%) $12 (13%) • Based on opening 25 new stores in priority states Offering Expansion $29 (4%) $3 (4%) • Based on capturing 10% of average product - based ticket value differential of the Company as compared to Restoration Hardware • May be understated, depending on offering enhancements Totals (Growth from 2015) $250 (33%) $68 (76%) Source: Bloomberg

Retailing: Pricing and Offering Expansion

Offering Expansion Opportunity Summary

	ETHAN ALLEN	RH
Average Purchase Value	$1,700[1]	$3,700[2]
80th Percentile Price Differential Ratio *	1.0	1.6
Price Normalized Purchase Value	$1,700	$2,342
Purchase Value Differential – Increase in Product Purchases	$642	
% Captured (estimated)	10%	
Additional Revenue per Purchase	$64	
# of Purchases in 2015	443,882	
Incremental Revenue ($MM)	$28.5	
2015 EBITDA as % of Revenue	11.9%	
EBITDA Contribution ($MM)	**$3.4**	

Pricing Opportunity Summary

Price Differential	1.6
2015 Revenue ($MM)	$755
Adjusted Revenue With Price Differential ($MM)	$1,193
Revenue Increase ($MM)	$438
% Captured (estimated)	10%
Revenue & EBITDA Increase ($MM) Captured*	**$44**

*Benefits from enhanced pricing strategy is all margin

(1) Ethan Allen Average Purchase Value from Q3'15 Earnings Call
(2) Restoration Hardware Average Purchase Value from RH California Real Estate Development Review – quote from CEO (Gary Friedman), Oct 2013

* Avg. 80th Percentile Price – price in which 80% of SKUs is lower; weighted by # of SKUs; comparison only in categories in which Ethan Allen and competitor overlap

Source: Bloomberg; Company 10K; ETH Q3'15 Earnings Call; RH California Real Estate Development Review

SANDELL CASTLERIGG INVESTMENTS

50 | Strictly Confidential. Do Not Duplicate or Distribute

Retailing: Broaden Sales Channels

- We believe Restoration Hardware is an ideal benchmark for its success in integrating and generating revenues across channels, its strategic use of data, targeted and consistent messaging, and consistent brand experience

Direct Channel Opportunity	
FY 2015 Revenues ($MM)	$755
Direct Channel Opportunity (as % of Total Revenue)	15%
Current Direct Revenue (as % of Total Revenue)	5%
Additional Revenues* ($MM)	$76
2015 EBITDA as % of Revenue	11.9%
EBITDA Contribution ($MM)	**$9.0**

*Every 5% additional Direct Channel revenue yields $38MM in revenue & $4.5MM in EBITDA

Note: Recent data from Internet Retailer showing that every $1 sold on-line influences $6 of in-store revenue suggests limited cannibalization

	ETHAN ALLEN	RH
Internet	• Re-launched 2015 • Individual product focus • Functional / transactional feel • On-line blog – THE MUSE	• Consistent branding & style –lifestyle settings • Integrated with other channels / mediums
Mobile	• No corporate mobile app • Local apps available – Tampa Bay & Amherst	• Launched in 2011 – browse and purchase product lines • Consistent branding & style
Catalog / Print	• Recently launched MUSES – 328pg "book" highlighting furniture • Monthly magazine & direct mail – 30MM circulation • 10 product catalogs – product based, 412 pages total	• Focus on source books (product catalog) – consistent branding/style - 6 source books - 1,744 pages - Organized by "lifestyle" vs product • Increased page count – greater assortment correlating to increase sales across all channels
Phone	• Does not appear to be area of focus – not even mentioned in 10-K	• Part of multi-channel access • 9% of revenue through phone orders
Direct to Designers & Businesses	• Focus on support for in-house designers – in stores and service centers	• Active direct sales to independent designers and businesses (e.g., hospitality, office)
Use of Data	• Does not appear to be area of significant focus	• Consistent analyses to assess trends, buying behaviors • Used to better target marketing campaigns, promotions and test product, marketing, store ideas

Source: Bloomberg; Company Reports; Furniture Today

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Retailing: Store Expansion



Average HH Income: $53K
Household Density (HH/sq mile)
450
400
300
200
150
100
50
0
-50
0
$40K
$50K
$60K
$70K
$80K
Household Income (HHI)
Initial Priority
Second Priority
Review for pockets of high HHI
Last Priority
Second Priority Area
Review for densely populated areas
Avg Density: 33HH/Sq Mi
NJ
RI
MA
CT
MD
DE
NY
PA
IL
CA
VA
NH
HI
WA

State	Median Income ($000's)	House-holds (Millions)	Furniture Stores[1]	Density (Stores/MM HH)	Initial View - Store Potential[2]
NY	$58.9	7.28	56	7.7	21
IL	$57.4	4.77	40	8.4	11
WA	$61.4	2.68	20	7.5	8
PA	$53.2	4.95	44	8.9	8
RI	$54.9	0.41	3	7.3	1
MD	$74.0	2.17	22	10.2	1
CA	$61.9	12.76	135	10.6	1
VA	$64.9	3.08	54	17.5	> Avg Density
NH	$66.5	0.52	9	17.3	> Avg Density
MA	$69.2	2.55	33	12.9	> Avg Density
DE	$59.7	0.35	5	14.3	> Avg Density
CT	$70.0	1.36	25	18.4	> Avg Density
NJ	$71.9	3.19	37	11.6	> Avg Density
US Avg	**$53.6**	**2.31**	**24.5**	**10.7**	**Total: 51**

Notes:

(1) Furniture stores include Ethan Allen, Basset, Restoration Hardware, Haverty Furniture, Pottery Barn, West Elm, and Williams-Sonoma

(2) Store Potential measures the number of additional furniture stores it would take to increase the state's Furniture Store Density to the national weighted average

Total Store Potential in Priority States	**51 Stores**	
EA Store Opportunity	**8 Stores** – to reach current market share parity	**25 Stores** – to reach 50% opportunity capture
Current Average Net Sales/Store ($MM)	$4	
2015 EBITDA as % of Revenue	11.9%	
Revenue / Revenue Growth %	**$32MM / 4.2%**	**$100MM / 13.2%**
EBITDA Contribution/EBITDA Growth %	**$3.8MM / 4.2%**	**$11.9MM / 13.2%**

Source: Bloomberg; Ethan Allen Reports; Competitor Websites; US Census

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Finance: Assessment of Real Estate (Retail Assets)

- Ethan Allen has employed a different real estate strategy than its peers with respect to their retail operations, as the Company owns significantly more retail stores than any of its peers. This strategy has not proven successful in terms of driving sales or increasing shareholder value

	Total Stores	Owned Stores	% Owned	Revenue CAGR
Ethan Allen (company-operated)	144	70	**48.6%**	**2.7%**
Restoration Hardware	85	1	1.2%	24.7%
Bassett Furniture	60	11	18.3%	9.7%
Williams-Sonoma	601	0	0.0%	7.6%
Pier 1 Imports	1,072	0	0.0%	7.5%
Haverty Furniture	119	44	37.0%	5.5%
La-Z-Boy	110	N/A	N/A	4.7%
		Average	**11.3%**	**9.9%**

Source: SEC filings; Revenue CAGR is from FY2010/FY2011 to FY2014/2015

- In our view, there is questionable strategic benefit to owning an extensive retail store base. Indeed, prevailing trends in furniture retailing suggest that leasing real estate may allow for better strategic positioning
- We believe that Ethan Allen must perform a comprehensive assessment on a store-by-store basis in order to divide its retail properties into those best-suited for sale and relocation versus those better suited for sale-leaseback, which has the potential to unlock significant trapped capital
- The Company should consider many factors including its planned on-line efforts and how they may be enhanced by an alteration of its retail footprint as well as whether certain stores would generate more value if redeveloped for alternative uses

"As a real estate finance professional with many years of experience specifically involving retail properties, I believe my background would prove valuable in helping the Board of Ethan Allen diligently analyze the various alternatives available to extract value from the Company's real estate. In particular, I believe that Ethan Allen needs to consider the strategic as well as financial implications of owning such an extensive retail footprint as well as consider whether there are better uses for the capital embedded in its real estate, which may include enhancing the brand as well as returning capital to shareholders."

- Edward Glickman, Director Nominee

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54 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ The Company owns its corporate headquarters, which consists of a 144 , 000 square feet office building that sits on 18 . 0 acres of land . Adjacent to its headquarters is the wholly - owned Ethan Allen Hotel and Conference Center, which has 200 rooms on a 5 . 4 - acre parcel of land » We would recommend that the Company take steps to sell its hotel and re - invest this currently trapped capital in the Company . There is no operating efficiency associated with a furniture retailer owning a hotel and conference center ; a hotel is a business that should be owned and run by a hotel operator » We believe Ethan Allen should pursue a sale - leaseback of its corporate headquarters, which would allow the Company to allocate capital to initiatives that generate higher returns for shareholders . Leasing an office property is often a much more efficient use of capital » As indicated previously, the value of the Company’s headquarters is estimated at close to $ 33 million and the value of the hotel assets is estimated at over $ 16 million . Together, these properties may be worth close to $ 50 million ; this has an equity cost of capital associated with it and this capital could be better invested in the Company or returned to shareholders Finance: Assessment of Real Estate (Headquarters, Hotel and Industrial Assets) Ŷ We believe there is significant value associated with the Company industrial assets, which consist of numerous owned manufacturing and distribution facilities totaling over 3.8 million square feet in the United States, Honduras, and Mexico » We would recommend working in concert with the entire Board of Directors to perform an assessment of capacity utilization on a plant - by - plant basis » Ethan Allen should divide industrial facilities into those best - suited for continued operation and those targeted for closing » We believe Ethan - Allen should seek sale - leaseback options for those industrial assets best - suited for continued operation

55 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ We do not believe that Ethan Allen has optimized its balance sheet/capital structure for many years Finance: Balance Sheet Optimization » It is our view that Ethan Allen must continually assess its capital structure to maintain an appropriate balance between debt and equity » While we believe a prudent increase in leverage can result in a more efficient balance sheet, the Company’s recent announcement that it was seeking to raise incremental debt financing collateralized by its real estate is highly inflexible for retailing » We would not advocate paying any special dividends with proceeds raised through the issuance of debt collateralized by real estate . We believe there are other avenues to invest such proceeds that could yield a higher return for shareholders » In particular, we question the Company’s intention to pay a special dividend when its shares are trading at what we believe is a discount to intrinsic value . In terms of returning capital to shareholders, we would advocate for a share repurchase, as it is a mathematical tautology that every share repurchased at a discount to intrinsic value increases the per share intrinsic value of the remaining shares “As a credit analyst with particular expertise in real estate, I am convinced that Ethan Allen can unlock substantial value for its shareholders . Ethan Allen has many appealing attributes, not least of which is the Company’s iconic brand name, and I believe that its shareholders may be better served through the maintenance of an efficient balance sheet . Furthermore, I believe that any allocation of capital derived from the Company’s real estate must be carefully assessed to ensure the highest return for shareholders . I have extensive experience analyzing the important credit attributes associated with fiscally strong companies and should I be elected as a Director, I believe that my background will be of great utility in helping the entire Board maintain a sound and efficient capital structure . ” - Annelise Osborne, Director Nominee

56 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ We believe that Ethan Allen must take steps to materially enhance and modernize its governance policies to allow for greater accountability to shareholders Ŷ The following are but a few of the governance enhancements that we believe the Company should make » Separate the roles of Chairman and CEO » Reduce threshold for shareholders to call special meetings from 20% to 10% » Reduce threshold to amend Articles of Incorporation from 66.7% to simple majority » Establish term limits for Directors » Continue seeking to remove “dead hand” provision in Articles of Incorporation if unsuccessful at 2015 Annual Meeting Governance: Modernize Policies “As an investor in publicly - traded companies for over 20 years, I am very well aware of the correlation that exists between corporate governance and shareholder returns . Having championed the rights of shareholders in many situations over the years, I have been involved in several campaigns to improve the governance policies at various companies, which have lead to greater accountability to shareholders . If elected, I would bring that mindset to the Board of Ethan Allen and work constructively with the other Directors to help ensure greater shareholder accountability . In a broader sense, I think more publicly - traded corporations should include people with actual public investing experience on their boards of directors . “ - Richard Mansouri, Director Nominee

57 Strictly Confidential. Do Not Duplicate or Distribute. Ŷ A key role of the Board of Directors is to ensure that there is a robust plan in place to ensure an orderly management succes s ion process. We believe the following should be part of a proper process to develop and implement succession plans: » Establish Board “Ownership” and Oversight – It is imperative that a well - defined succession process is an agenda item at every B oard meeting » Set Succession Time Frames – Once established, a review of internal readiness and external search involvement can be discussed a nd action plans can be instituted » Prepare for the Unexpected – It is important to establish and maintain a plan that has contingencies for situations that may inv olve unexpected changes to leadership; consideration must also be given to the communication strategy in such situations » Align on Strategy and Profile – The Board must align around what characteristics the next “right” leader should possess; once th e criteria are established, the process becomes more systematic and manageable » Build and Maintain Executive “Pipeline” – The Board has to have transparency into the CEO’s leadership team as well as the high potential talent in the organization; it is important that robust identification and cultivation processes are in place » Source External Talent – A robust plan should include help from search experts to validate internal candidates against best - in - c lass external candidates; the Board must manage any search consultant retained and maintain control of the process » Maintain Transparency – While there may be a specific committee assigned to this task, it is crucial that the entire Board is ke pt apprised of the process Governance: Develop Succession Plans “As a former EVP and Chief Human Resources Officer of a Fortune 50 retailer, I have led complete business transformations through effective talent strategy, a background that can be put to great use at Ethan Allen . I believe one of the most important responsibilities of a board member is to ensure that an actionable CEO succession strategy is in place and I’ve led or advised on critical top executive talent decisions in a variety of environments . Having also worked in various merchandising , buying, marketing and operational roles during my career, I believe my insight is informed by a solid understanding of the retail industry . If elected, I would bring this experience and ability to the Board for the benefit of all shareholders, as I can think of few things more important to protecting shareholder value . ” - Kathy Herbert, Director Nominee

58 Strictly Confidential. Do Not Duplicate or Distribute. Governance: Continuity and Transition Planning Ŷ Should management be unwilling or unable to work constructively with the highly - qualified nominees that we hope to have elected to the Board, we have contingency plans in place to ensure an orderly transition » Ken Pilot, one of our Director nominees, has an outstanding background in retailing spanning over 30 years in the industry and if needed would be willing to offer his services to Ethan Allen on an interim basis . In addition to serving as President of Gap Global, Mr . Pilot has highly - relevant experience in home furnishing retail, having served as the President of ABC Carpet & Home from 2010 until May of 2015 , during which time comp store sales increased to over + 20 % from a previous level of - 7% » Any decision to retain Mr . Pilot or any other executive on an interim basis would be made by the Board of Directors based on their independent judgment and consistent with their fiduciary duties . Furthermore, if needed, any newly - constituted B oard would run a comprehensive CEO search process to ultimately supersede any interim management

Governance: "Public" versus "Private"

- While we believe that Ethan Allen with a reconstituted Board has the ability to create significant value for shareholders on its own **while maintaining its publicly-traded status**, we cannot ignore Farooq Kathwari's history with the Company, as he led a consortium that took Ethan Allen private in an LBO in 1989

- Mr. Kathwari's recent public comments do not rule out the prospect of another attempt to take Ethan Allen private

> *<Q – Justin Bergner>: Thank you. With respect to the activist involved in your stock, I mean, how do you think about being a public company versus being a private company and you know within the context of being a private company, sort of an LBO model versus being part of a large conglomerate like, a Berkshire if that was possibility, obviously you have been through the LBO phase before, just maybe some thoughts on the pros and cons?*
>
> *<A – Farooq Kathwari>: Look here, we are open to suggestions. I've already done all of those.*

Transcript from Investor Conference, 9/16/15

- For the following litany of reasons, we believe that Ethan Allen may be of great interest to a number of private equity sponsors:
  - Un-paralleled brand name recognition
  - Complementary to certain other private equity-owned companies
  - Robust free cash flow from operations
  - Minimal core capital spending requirements
  - "Clean" balance sheet
  - Significant "hidden" value associated with real estate providing further financing ability
  - Dual-role of 71-year old Chairman and CEO with no delineated management succession plans

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60 Strictly Confidential. Do Not Duplicate or Distribute. Governance: “Public” versus “Private” (Cont’d) Ŷ Given the very real possibility of a take - private transaction involving Ethan Allen, we believe it is imperative that the Boar d has independent (read non - management) Directors with actual experience in negotiating and executing transactions with private equity sponsors. For the following reasons, we believe Alex Wolf would provide significant value in this capacity » As a private equity investor since 1997 , Alex Wolf has focused on identifying businesses underperforming their true potential at Ares Management and then as a Partner at Cerberus Capital Management, where he worked on transactions involving the deployment of $ 3 billion of capital » Mr . Wolf has performed detailed due diligence and evaluated dozens of retail businesses, including many take - private opportunities in the retail space, and has successfully led or co - led many strategic overhauls and operational turnarounds » The $ 17 billion take - private of Albertson’s Inc . in 2006 was just one of a number of retail investments that Alex Wolf has led or co - led in his career . Albertson’s was a complex public - to - private transaction involving an underperforming retailer with significant untapped real estate holdings and a history of negative sales trends “I am truly excited by the multiple avenues to create value at Ethan Allen . In my opinion, Ethan Allen offers the unique combination of a retailer with a strong brand and rich history in its niche, along with tremendous inefficiencies in its sales, marketing, operations and real estate portfolio . “I have been a private equity investor for over 18 years and have been involved in all aspects of the acquisition process of numerous public companies from a “buy side” perspective . I believe this background would be of great value should the Company eventually decide to pursue a take - private transaction, as I can provide tremendous insight to the Board that may help in any negotiations with private equity sponsors . ” - Alex Wolf, Director Nominee

61 Strictly Confidential. Do Not Duplicate or Distribute. ■ Edward Glickman – Currently the Executive Chair of FG Asset Management US, an asset management and investment firm, since 2013 , Edward Glickman has over 25 years of real estate experience encompassing both operations and finance . He was the President, Chief Operating Officer, and Trustee of a multi - billion dollar publicly - traded REIT, the Pennsylvania Real Estate Investment Trust (“PREIT”), from 2004 until 2012 , and had previously served as Executive Vice President and Chief Financial Officer of PREIT from 1997 to 2004 . Having taught at NYU since 2002 , Mr . Glickman served as the Executive Director of the Center for Real Estate Finance Research and Clinical Professor of Finance at New York University’s Stern School of Business and currently holds an Adjunct appointment at Drexel University’s LeBow College of Business . Mr . Glickman currently sits on the board of directors of Equity Commonwealth, a publicly - traded REIT . Mr . Glickman graduated from the University of Pennsylvania with a B . S . from The Wharton School and a B . A . S . from the College of Engineering and Applied Science and received an M . B . A . from the Harvard Graduate School of Business Administration . Edward Glickman

62 Strictly Confidential. Do Not Duplicate or Distribute. ■ Kathy Herbert – With 35 years of experience in human resources and operations in the retail space, Kathy Herbert brings a wealth of practical expertise to solve complex, cross - functional business problems . Ms . Herbert was Executive Vice President of Human Resources at the $ 40 billion food and drug retailer Albertsons, Inc . from 2001 to 2006 , having joined the company from Jewel - Osco, which was acquired by Albertson’s . While at Jewel - Osco from 1969 to 2001 , Ms . Herbert took on a number of progressive roles including Vice - President of Human Resources, where she was responsible for developing plans to integrate senior leadership upon the acquisition of Jewel Osco by Albertson’s as well developing plans for management succession . She was on the Board of Directors of Covidien, a $ 10 billion global healthcare company from 2007 to 2012 , and currently serves on the board of directors of the private packaged foods company Hooray Puree . Ms . Herbert has an M . B . A . from Lake Forest Graduate School of Management . Kathy Herbert

63 Strictly Confidential. Do Not Duplicate or Distribute. ■ Richard Mansouri – As a Managing Director at Sandell Asset Management Corp . since 2013 , Richard Mansouri is responsible for the research and analysis of numerous publicly - traded equity securities and has been instrumental in expanding Sandell’s shareholder activist efforts in the United States . Having developed specialized knowledge involving situations with an activist or governance - oriented component, Mr . Mansouri has over 20 years of investment experience across a number of industries beginning at Elliott Associates, L . P . from 1995 to 2001 , where he was a Senior Analyst/Portfolio Manager . Mr . Mansouri has subsequently worked as a Partner/Member at Para Advisors LLC, Portfolio Manager and Head of Research at DellaCamera Capital Management, LLC, and Portfolio Manager and Managing Member of Ridge Road Asset Management LLC . Mr . Mansouri graduated magna cum laude from the University of Pennsylvania with a Bachelor of Science in Economics from The Wharton School and a Bachelor of Science in Engineering from The Moore School of Electrical Engineering . Richard Mansouri

64 Strictly Confidential. Do Not Duplicate or Distribute. ■ Annelise Osborne – Senior Vice President in the Commercial Real Estate Finance Group at Moody’s Investor Service, Annelise Osborne has 16 years of finance experience that encompasses the evaluation of a wide range of transactions . Ms . Osborne has a vast breadth of knowledge in real estate, credit, and structured finance . She has led sizable teams of analysts involved in developing and analyzing credit ratings involving floating and fixed rate credits across various asset classes and real estate property types . She has served as a rating committee chair and has contributed to firm - wide methodology and quantitative framework for the valuation and analysis of loans . Ms . Osborne held positions at Jones Lang LaSalle and W . P . Carey spanning transactional and asset management disciplines . She is active in leadership positions at the Commercial Real Estate Finance Council ; has served on two charitable boards ; and has lectured at Columbia and NYU . She graduated with a B . A . degree in Economics from The College of William and Mary and has an M . B . A . in Finance and Real Estate from Columbia Business School . Annelise Osborne

65 Strictly Confidential. Do Not Duplicate or Distribute. ■ Ken Pilot – Ken Pilot has over 30 years of experience across all aspects of the retail business including merchandising, operations, e - commerce, logistics, sourcing and production and has particularly valuable expertise in home furnishing retailing as the former President of ABC Carpet & Home from 2010 until May of 2015 . During Mr . Pilot’s tenure as President, ABC Carpet doubled in profitability over a three year period and saw a sharp turnaround in comp store sales, which increased during his leadership to over + 20 % from a previous level of - 7% . Currently the co - founder of Pilot Consulting Practice LLC, Mr . Pilot worked at Gap, Inc . from 1989 to 2002 , where he launched Gap Outlet, was President of Gap International, and ultimately served as President of Gap Global overseeing merchandising, sourcing, store operations, finance, and human resources, with revenues in excess of $ 4 billion . He subsequently served as President of Polo Ralph Lauren Factory Stores and New Business Development, President of the Martin and Osa concept at American Eagle Outfitters, and CEO of RobotGalaxy . He graduated with a B . A . degree in History from Colgate University in 1983 . Ken Pilot

66 Strictly Confidential. Do Not Duplicate or Distribute. ■ Alex Wolf - As a former Partner/Managing Director in the Private Equity Group at Cerberus Capital Management, L . P . where he worked from 2001 to 2012 , Mr . Wolf has been involved in the acquisition and post - acquisition management of numerous companies across a wide variety of industries involving billions of dollars of committed equity capital . Mr . Wolf is currently the Founder and Managing Partner of Kingswood Capital Management, a private investment firm focused on building a portfolio of high - quality middle market companies . Prior to joining Cerberus, Mr . Wolf was in the Mezzanine and Private Equity Group at Ares Management, where he worked from 1997 to 1999 . Mr . Wolf graduated with a B . A . degree from Duke University and has an M . B . A . from the Stanford University Graduate School of Business . Alex Wolf

Legend

Sandell Asset Management Corp., Castlerigg Master Investments Ltd., Castlerigg International Limited, Castlerigg International Holdings Limited, Castlerigg Offshore Holdings, Ltd., Castlerigg Active Investment Fund, Ltd., Castlerigg Active Investment Intermediate Fund, L.P., Castlerigg Active Investment Master Fund, Ltd., Castlerigg Event Driven and Arbitrage Fund, Thomas E. Sandell (collectively, "Sandell"), Edward Glickman, Kathy Herbert, Richard Mansouri, Annelise Osborne, Ken Pilot and Alex Wolf (collectively with Sandell, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy card to be used in connection with the solicitation of proxies from the stockholders of Ethan Allen Interiors Inc. (the "Company") in connection with the Company's 2015 annual meeting of stockholders. All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and are, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ and at our website at http://www.RedesignEthanAllen.com.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by Sandell Asset Management Corp. with the SEC on November 3, 2015. This document can be obtained free of charge from the sources indicated above.

Contact:

Sandell Asset Management Corp.
Adam Hoffman, 212-603-5814

Okapi Partners LLC
Bruce Goldfarb, 212.297-0722 or Chuck Garske, 212-297-0724

Sloane & Company
Elliot Sloane, 212-446-1860 or Dan Zacchei, 212-446-1882

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CASTLERIGG INVESTMENTS